

# Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au







20 January 2010

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.



# QUARTERLY REPORT

# FOR THE QUARTER ENDING 31 DECEMBER 2009

## SUMMARY

**Financial and Corporate**

- **Quarterly revenue**

  A$12.1 million on sales of 153,281 barrels of oil and 160 million cubic feet of gas. Revenue in line with last quarter.

- **Cash at end of quarter**

  A$18.1 million.



**Operations**

**PNG**

- **Barikewa Gas Field**
  - Acquisition of the 60km 2D seismic survey over the Barikewa gas field was successfully completed.
- **SE Gobe Field**
  - Negotiations are in progress to sell SE Gobe gas to the PNG LNG project

**New Zealand**

- **Maari field**
  - Over 5.5 million barrels of oil produced since February 2009.
  - Successful appraisal wells completed for future production from the Maari M2A zone and the Manaia structure.
  - Maari development drilling program completed.
  - Preparation for installation of permanent workover rig largely completed.
- **Exploration**

  Exploration activity has been enhanced with Cue farmins for 20% interests in permits PEP51313 and PEP51149 in the Taranaki Basin, during the quarter.

**Indonesia**

- **Oyong Field**

  Gas production began from the Oyong field at the beginning of October 2009.

- **Wortel Field**

  The Wortel gas field plan of development was approved by the Indonesian authorities.

**Australia**

**Carnarvon Basin**

- **MEO committed to drill the Artemis -1 well in WA-360-P**
  - In December 2009, MEO irrevocably committed to drilling the Artemis -1 well in WA-360-P. Cue will have a 15% free carry through the well. MEO also announced that a major international company would farm into its interest in the permit.
- **Strong industry interest in the Caterina prospect in WA-389-P**
  - Several major companies are reviewing data over the Caterina prospect in Cue's 100% interest WA-389-P permit. The Caterina prospect has the potential to contain as much as 11 trillion cubic feet of natural gas in place in stacked sands.

    Cue expects to finalize a farmout in first quarter 2010.

## 1. PRODUCTION / DEVELOPMENT ACTIVITY

- **PAPUA NEW GUINEA**

**PDL 3 – SE Gobe Field, PNG (5.568892% interest)**
**Operator: Santos**
**SE Gobe Unit, PNG (3.285646% interest)**
**Operator: Oil Search**

At the end of the quarter, the SE Gobe field oil production rate for the calendar year 2009 averaged approximately 4,500 barrels of oil per day (Cue share approximately 150 barrels oil per day).

Cue's oil production revenue received during the quarter from the field was A$0.92 million and equated to 11,179 barrels of oil.

Cue did not have any hedging arrangements in place during the quarter.

Negotiations are in progress to sell SE Gobe gas to the PNG LNG project.

- **INDONESIA**

**Sampang PSC – Oyong Field – Madura Strait, East Java, Indonesia (15% interest)**
**Operator: Santos**

### Oyong Field

Cue's oil production revenue received during the quarter from the field was A$3.4 million and equated to 42,485 barrels of oil.

The average oil production rate for the quarter was 3,800 barrels of oil per day.

Gas production from the field began on 1 October 2009. Cue's gas production revenue received during the quarter from the field was A$0.47 million and equated to 160 million cubic feet of sales gas.

Cue did not have any hedging arrangements in place during the quarter.



**Wortel Field**

A plan of development for the Wortel field was approved by BP MIGAS during the quarter. The development will consist of a well head platform, two gas development wells and a seven kilometre pipeline to the Oyong facilities. Wortel is estimated to contain gross gas reserves of 1P 66 BCF, 2P 103 BCF, 3P 121 BCF. Cue will book these as at YE 2009. Front end engineering and design (FEED) studies are expected to begin in the first quarter 2010 and first gas is now expected in the second half of 2011.

- **NEW ZEALAND**

**PMP 38160 (Granted from December 2005, for 22 years)**
**Taranaki Basin – New Zealand (5% interest)**
**Operator: OMV New Zealand**

Oil production revenue received during the quarter was A$7.3 million and equated to 99,617 barrels.

The development drilling program was finished with the M2A and Manaia appraisal wells completed for future production.

The Maari M2A oil development well was successfully drilled during September 2009. The M2A sandstone lies approximately 50 metres above the main Moki reservoir. The M2A well drilled 1209 metres of horizontal section through the reservoir with net oil pay of 660 metres in excellent quality rock. It is expected that the well will begin producing oil at the end of January 2010 following the field shut down.

The in place oil volume is estimated by the operator to be approximately 30-40 million barrels. Recoverable volumes will be estimated in due course.

The Manaia-1 well, which was successfully drilled from the Maari platform to a measured depth of 7945 metres with a 1524 metre horizontal penetration of the target Mangahewa sandstone reservoir section, will be completed using the workover rig and will begin oil production in first quarter 2010.

The in place oil volume is estimated by the operator to be around 58 million barrels of oil. Reserve volumes will be estimated later based on production performance.

A remedial workover of the MR1 production well was undertaken during the quarter and the MR3 and MR5 production wells were shut in later in the quarter for remedial mechanical work.

Producing wells were also shut in from time to time during heavy lift operations and during the demobilization of the ENSCO 107 jack up drilling rig following completion of the development drilling.

Preparations continued for the installation of a permanent workover rig on the Maari platform. Installation of the rig is expected during a planned 10 day field shut down in mid January 2010. The field shut down is required to allow statutory inspection of production facilities.

## 2. EXPLORATION AND APPRAISAL ACTIVITIES

- **PAPUA NEW GUINEA**

**PRL -9 – Papuan Basin, PNG (14.894% interest)**
**Operator: Santos**

Acquisition of the 60 km Barikewa 2D seismic survey was completed during the quarter. The data will be used to locate the Barikewa -3 appraisal well which is expected to be drilled in early 2011.

- **INDONESIA**

**Sampang PSC**

General exploration studies continued during the quarter.

- **NEW ZEALAND**


PEP 51313 Location
N
Hector - 1
Hine
Pukeko
Maari
Moki - 1
Moki - 2
Paikea
Te Whatu-2
Manaia
Paua
PEP 51321
Matariki
Rahua
PEP 51313
Cue 20%
North Tasman -1
Puanga
Legend
Cue Permit
New 3D Seismic
Oil Fields
Prospects
Leads
Wells
Puanga-iti
Takurua
Tasman-1
Scale 10km
New Zealand
Source: Todd Petroleum 2009

**PEP51313 – (20% interest)**
**Operator: Todd Exploration Limited**

During the quarter, Cue obtained a 20% interest from Todd Exploration in offshore permit PEP51313 which lies immediately adjacent to the Maari and Manaia oil fields in the offshore Taranaki Basin.

The permit contains a number of high potential prospects. Preparations have been made to acquire a 200 square kilometre 3D seismic survey over the Matariki prospect which has the potential to contain 100 million barrels of recoverable oil in a most likely case. The survey is expected to begin in the second quarter 2010.


New Plymouth
Kaimiro Gas Field
Goldie Oil Field
Ngatoro Gas and Oil Field
Mt Taranaki
Pungarehu
Tohu
New 2D seismic
Burgess-1
Rahotu-1
Tipoka
3D seismic
Kina
Te Kiri
Te Kiri-1
PEP 51149
Cue 20%
Kapuni Gas Field
Scale 5km
Legend
Cue Permit
Oil Fields
GasFields
Prospects
Leads
Wells
NEW ZEALAND

**PEP51149 – (20% interest)**
**Operator: Todd Exploration Limited**

During the quarter, Cue obtained a 20% interest from Todd Energy in permit PEP51149. The permit is largely onshore in the Taranaki Basin south of New Plymouth.

The permit contains several prospects that have the potential to contain significant commercial volumes of natural gas.

Interpretation of existing 2D and 3D seismic data continued during the quarter.

- **AUSTRALIA**

**WA-359-P Carnarvon Basin – Western Australia (20% interest)**
**Operator: MEO Australia Limited**

MEO has given notice that it is not prepared to commit to drilling a well in the permit at its sole cost and will reassign its interest back to Cue. Cue will resume operatorship and have a 50% interest.

**WA-360-P Carnarvon Basin – Western Australia (20% interest: MEO + 5% option)**
**Operator: MEO Australia Limited**

MEO has irrevocably committed to drill the large Artemis gas prospect and expects to begin drilling in the second half of 2010. MEO estimates that the Artemis prospect has the potential to contain 12 trillion cubic feet of recoverable natural gas within the permit.

Cue will have a free carried 15% interest in the Artemis well and any consequent discovery; and ongoing 15% interest in the permit.

**WA-389-P Carnarvon Basin – Western Australia (100% interest)**
**Operator: Cue Energy Resources Limited**

During the quarter, Cue began a farmout campaign for its 100% interest in permit WA-389-P. There has been considerable industry interest in the permit and to date ten major companies are evaluating the technical data over the very large Caterina gas prospect.

Caterina is a large tilted fault block trap beneath the current seafloor shelf break. Direct hydrocarbon indicators (seismic amplitude, etc) are interpreted in several of the objectives. A single 35 metre sand in the structure in a mid case could contain approximately 4 trillion cubic feet of recoverable natural gas. Stacked reservoir sands could contain up to 11 trillion cubic feet of gas in place in a mid case.

Cue expects to finalise a farmout around the end of the first quarter 2010.

**Caterina Prospect**



WA-388-P
WA-389-P
CUE 100%
ROSE 3D Seismic
Scale 5km


Structure map on Mungaroo Formation objective over Caterina prospect showing seismic amplitude in red.



NEARS
FARS


Seismic line showing increased amplitude with trace offset at Mungaroo Formation objective, which could indicate the presence of gas.

By Order of the Board

Andrew Knox
Public Officer

Various statements in this report constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve know risks expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.
Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests and the extent of the recoverable reserves at those properties. In addition, the Company has a large number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

*Rule 5.3*

# Appendix 5B

## Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Cue Energy Resources Limited

| ABN | Quarter ended ("current quarter") |
|---|---|
| 45 066 383 971 | 31 December 2009 |

### Consolidated statement of cash flows

| | **Cash flows related to operating activities** | Current quarter<br>$A'000 | Year to date<br>6 months<br>$A'000 |
|---|---|---|---|
| 1.1 | Receipts from product sales and related debtors | 12,105 | 24,309 |
| 1.2 | Payments for (a) exploration and evaluation (refer 2.2) | (3,081) | (2,710) |
| | (b) development | (2,191) | (6,643) |
| | (c) production | (3,736) | (6,289) |
| | (d) administration | (604) | (1,232) |
| 1.3 | Dividends received | - | - |
| 1.4 | Interest and other items of a similar nature received | 79 | 130 |
| 1.5 | Interest and other costs of finance paid | (229) | (229) |
| 1.6 | Income taxes paid | (190) | (190) |
| 1.7 | Other | - | - |
| | **Net Operating Cash Flows** | 2,153 | 7,146 |
| | **Cash flows related to investing activities** | | |
| 1.8 | Payment for purchases of: | | |
| | (a) prospects | | |
| | (b) equity investments | | |
| | (c) other fixed assets | (11) | (11) |
| 1.9 | Proceeds from sale of: | | |
| | (a) prospects | | |
| | (b) equity investments | 670 | 670 |
| | (c) other fixed assets | | |
| 1.10 | Loans to other entities | | |
| 1.11 | Loans repaid by other entities | | |
| 1.12 | Other (provide details if material) | | |
| | **Net investing cash flows** | 659 | 659 |
| 1.13 | Total operating and investing cash flows (carried forward) | 2,812 | 7,805 |

| | | | |
|---|---|---|---|
| 1.13 | Total operating and investing cash flows (brought forward) | 2,182 | 7,805 |
| | **Cash flows related to financing activities** | | |
| 1.14 | Proceeds from issues of shares, options, etc. | - | 9,617 |
| 1.15 | Proceeds from sale of forfeited shares | - | - |
| 1.16 | Proceeds from borrowings (refer 3.1(i)) | - | 486 |
| 1.17 | Repayment of borrowings | (3,406) | (3,406) |
| 1.18 | Dividends paid | - | - |
| 1.19 | Share Issue Costs | - | - |
| | **Net financing cash flows** | (3,406) | 6,697 |
| | **Net increase (decrease) in cash held** | (594) | 14,502 |
| 1.20 | Cash at beginning of quarter/year to date | 18,830 | 4,324 |
| 1.21 | Exchange rate adjustments to item 1.20 | (129) | (719) |
| 1.22 | **Cash at end of quarter** | 18,107 | 18,107 |

## Payments to directors of the entity and associates of the directors Payments to related entities of the entity and associates of the related entities

| | | Current quarter $A'000 |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | 33 |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | - |

1.25 Explanation necessary for an understanding of the transactions

Directors fees

## Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

## Financing facilities available

*Add notes as necessary for an understanding of the position.*

| | | Amount available $A'000 | Amount used $A'000 |
|---|---|---|---|
| 3.1 | Loan facilities (i) | - | 18,816 |
| 3.2 | Credit standby arrangements | - | - |

(i) Balance of project finance payable for the Maari oil field development in the Taranaki Basin, New Zealand. The facility was for US$20M with BOS International (Australia) Limited, a part of the Bank of Scotland's global oil and gas business.

## Estimated cash outflows for next quarter

| | | $A'000 |
|---|---|---|
| 4.1 | Exploration and evaluation | 1,509 |
| 4.2 | Development | 3,969 |
| | **Total** | **5,478** |

## Reconciliation of cash

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter $A'000 | Previous quarter $A'000 |
|---|---|---|---|
| 5.1 | Cash on hand and at bank | 1 | 39 |
| 5.2 | Deposits at call | 18,106 | 18,791 |
| 5.3 | Bank overdraft | - | - |
| 5.4 | Other (provide details) | - | - |
| | **Total: cash at end of quarter** (item 1.22) | 18,107 | 18,830 |

## Changes in interests in mining tenements

| | | Tenement reference | Nature of interest (note (2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|---|
| 6.1 | Interests in mining tenements relinquished, reduced or lapsed | WA-360-P | Working | 20 | 15 |
| 6.2 | Interests in mining tenements acquired or increased | PEP51313<br>PEP51149 | Working<br>Working | -<br>- | 20<br>20 |

## Issued and quoted securities at end of current quarter

*Description includes rate of interest and any redemption or conversion rights together with prices and dates.*

| | | Total number | Number quoted | Issue price per security (see note 3) (cents) | Amount paid up per security (see note 3) (cents) |
|---|---|---|---|---|---|
| 7.1 | **Preference +securities** *(description)* | - | - | - | - |
| 7.2 | Changes during quarter<br>(a) Increases through issues<br>(b) Decreases through returns of capital, buy-backs, redemptions | -<br>- | -<br>- | -<br>- | -<br>- |
| 7.3 | **+Ordinary securities** | 692,694,720 | 692,694,720 | - | - |
| 7.4 | Changes during quarter<br>(a) Increases through issues<br>(b) Decreases through returns of capital, buy-backs | -<br>- | -<br>- | -<br>- | -<br>- |
| 7.5 | **+Convertible debt securities** *(description)* | - | - | - | - |
| 7.6 | Changes during quarter<br>(a) Increases through issues<br>(b) Decreases through securities matured, converted | -<br>- | -<br>- | -<br>- | -<br>- |
| 7.7 | **Options** *(description and conversion factor)* | 1,000,000<br>1,700,000<br>1,033,336<br>1,366,666<br>1,366,665<br>333,333 | - | *Exercise Price*<br>35 cents<br>15 cents<br>20 cents<br>22.5 cents<br>25 cents<br>35 cents | *Expiry*<br>01/06/10<br>19/04/12<br>19/04/12<br>19/04/12<br>19/04/12<br>19/04/12 |
| 7.8 | Issued during quarter | - | - | - | - |
| 7.9 | Exercised during quarter | - | - | - | - |
| 7.10 | Expired during quarter | - | - | - | - |
| 7.11 | **Debentures** *(totals only)* | - | - | | |
| 7.12 | **Unsecured notes** *(totals only)* | - | - | | |

# Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.



Sign here: ............................................................ Date: 20 January 2010
Public Officer

Print name: Andrew Knox

# Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3. **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4. The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

**APPENDIX A**

## QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS - QUARTER ENDED 31 DECEMBER 2009

**Amended List of Mining Tenements**

| PERMIT | OPERATOR | CUE INTEREST (%) |
|---|---|---|
| **Petroleum Properties** | | |
| **Indonesia** | | |
| (i)Sampang PSC | Santos (Sampang) Pty Ltd | 15.00 |
| **Papua New Guinea** | | |
| PPL 190 | Oil Search Limited | 10.947 |
| PDL 3 | Barracuda Pty Ltd | 5.568892 |
| PRL 9 | Barracuda Pty Ltd | 14.894 |
| SE Gobe Field Unit | Oil Search (PNG) Limited | 3.285646 |
| PRL 8 | Oil Search Limited | 10.72 |
| **Australia** | | |
| T/37P | Cue Energy Resources Limited | 50.00 |
| (ii)T/38P | Cue Energy Resources Limited | 50.00 |
| WA-359-P | Cue Energy Resources Limited | 50.00 |
| WA-360-P | MEO Australia Limited | 15.00 |
| WA-361-P | MEO Australia Limited | 15.00 |
| WA-389-P | Cue Energy Resources Limited | 100.00 |
| WA-409-P | Cue Energy Resources Limited | 50.00 |
| AC/RL7 | PTTEP (Australasia) (Ashmore Cartier) Pty Ltd | 20.00 |
| **New Zealand** | | |
| PEP 38413 | OMV New Zealand Limited | 5.00 |
| PMP 38160 | OMV New Zealand Limited | 5.00 |
| (iii)PEP 51313 | Todd Exploration Limited | 20.00 |
| (iii)PEP 51149 | Todd Exploration Limited | 20.00 |

| | |
|---|---|
| (i) Economic interest in the Jeruk field | 8.181818 |
| (ii) Working interest in Spikey Beach block | 10.00 |
| (iii) Subject to government approval | |